Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

John N. Fermanis
Chief Financial Officer
IR BioSciences Holdings, Inc.
8767 E. Via De Ventura, Suite 190
Scottsdale, AZ 85258

Re: IR BioSciences Holdings, Inc.
**   Form 10-KSB for the Fiscal Year Ended December 31, 2007**
**   Filed March 31, 2008**
**   File Number: 033-05384**

Dear Mr. Fermanis:

       We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief